                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                               Crayfish Co., Ltd.

                ------------------------------------------------
                 (Translation of registrants name into English)

                                    5th Floor

                            Minami Ikebukuro 1-16-15

                                Minami Ikebukuro

                                   Toshima-Ku

                                 Tokyo 171-0022

                                      Japan

                ------------------------------------------------
                    (Address of principal executive offices)
                         Commission File Number 0-30530

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                           Form 20-F [X] Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Crayfish Co., Ltd.
                                      -----------------------------------------
                                                   (Registrant)


                                      By   /s/ Masaaki Shimamura
                                           ------------------------------------
                                                  (Signature)
                                           Masaaki Shimamura
                                           President and Representative Director

Date: November 15, 2004

                   NOTICE REGARDING FORWARD-LOOKING STATEMENTS

The attached documents - "FY2004 ANNUAL FINANCIAL RESULTS (CONSOLIDATED), FY2004 ANNUAL FINANCIAL RESULTS (NON-CONSOLIDATED), PURCHASE OF UN-LISTED COMPANIES SHARES, CRAYFISH NOMINATES NEW DIRECTORS AND TRANSFER TO ANOTHER INDEPENDENT ACCOUNTANTS" -- contain forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it, including statements contained under the heading "Management policy, Business Overview, Earning Forecasts for FY2005 (Consolidated and Non-consolidated) and Impact to future performance business and so on" in each document. To the extent that statements in this notice do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent form 20-F and other filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update any forward-looking statement after the date of this notice, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1.   FY2004 ANNUAL FINANCIAL RESULTS (CONSOLIDATED) [ENGLISH TRANSLATION]

2.   FY2004 ANNUAL FINANCIAL RESULTS (NON-CONSOLIDATED) [ENGLISH TRANSLATION]

3.   PURCHASE OF UN-LISTED COMPANIES SHARES

4.   CRAYFISH NOMINATES NEW DIRECTORS

5.   TRANSFER TO ANOTHER ACCOUNTANTS

                              [English Translation]

[Note: This English translation of the "FY2004 Annual Financial Results (Consolidated)" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]

                 FY2004 Annual Financial Results (Consolidated)

                                                               November 15, 2004

Company Name: Crayfish Co., Ltd.                                              Stock Exchange Listing: Tokyo Stock Exchange (Mothers)
Code Number 4747  (URL  http://www.crayfish.co.jp)                            Location of Head Office: Tokyo
Representative: Representative Director and President    Masaaki Shimamura
Contact Person:  Director and Chief Financial Officer    Kazuhiro Tamura       TEL  (03)5954-7555
Meeting of Board of Directors for Approval of Annual FY2004 Financial Results:
  November 15, 2004
Adoption of Interim Dividends Policy: Yes
Date of ordinary shareholders' meeting: December 22, 2004                     Adoption of Unit Shares Policy: No
Name of Parent Company: Hikari Tsushin, Inc. (Code Number: 9435)              Percentage of shares held by parent company: 81.5%
Application of U.S. GAAP: No

1. Consolidated financial results of FY2004 annual period (October 1, 2003 to September 30, 2004)

(1) Consolidated operating results
    (Amounts in these financial statements are rounded down to the nearest unit)

                         Net Sales                       Operating Income                         Ordinary Income
                  ----------------------              ----------------------                  -----------------------
                  Millions of yen      %              Millions of yen      %                  Millions of yen       %
FY2004              3,304             --                    516           --                      505              --
FY2003                --              --                     --           --                       --              --


                                                                                                          Ordinary
                                                                                     Net Income to        Income to       Ordinary
                                           Net Income per   Net Income Per Share  Shareholders' Equity  Total Assets   Income to Net
                        Net Income          Share-Basic          - Diluted               Ratio              Ratio       Sales Ratio
                    -------------------- ----------------- --------------------- --------------------- -------------- --------------
                    Millions of yen    %         Yen                Yen                    %                  %              %
FY2004                   589          --      57,459 .55             --                   21.6               15.2           15.3
FY2003                    --          --              --             --                     --                 --             --

(Note) 1. Investment profit/loss using the equity method: FY2004 N/A  FY2003 N/A

       2. Average number of shares issued and outstanding in each period (Consolidated): FY2004 10,268 shares FY2003 N/A

       3. Change in accounting policy: None

       4. For net sales, operating income, ordinary income and net income, percentages indicate changes from the previous period.

       5. Since the Company has started preparing consolidated financial statements since October 1, 2003 (FY2004), no consolidated financial statements are available for FY2003.

(2) Consolidated Financial Position
    (Amounts in these financial statements are rounded down to the nearest unit)

                                                                                                           Shareholders' Equity Per
                             Total Assets             Shareholders Equity     Shareholders' Equity Ratio            Share
                     ----------------------------- -------------------------- --------------------------- --------------------------
                           Millions of yen              Millions of yen                   %                          Yen
FY2004                       3,331                         2,727                        81.9                     265,640.53
FY2003                          --                            --                          --                             --

(Note) Shares issued and outstanding at the end of each period (Consolidated):
FY2004 10,268 shares      FY2003 N/A

(3) Consolidated Cash Flows
    (Amounts in these financial statements are rounded down to the nearest unit)


                         Operating Cash Flows         Investing Cash Flows        Financing Cash Flows     Cash and Cash Equivalents
                    ------------------------------ --------------------------- --------------------------- -------------------------
                           Millions of yen               Millions of yen             Millions of yen            Millions of yen
FY2004                           673                          (27)                         --                        2,587
FY2003                            --                           --                          --                           --

(4) Scope of Consolidated and Application of the Equity Method:
    Consolidated subsidiaries: 1 Company
    Non-consolidated subsidiaries accounted for under the equity method: None Affiliated accounted for under the equity method: None

(5) Change in the Scope of Consolidation and application of the Equity Method Newly consolidated subsidiaries: 1 Company
    Formally consolidated subsidiaries: None
    Affiliates newly accounted for under the equity methods: None
    Affiliates formerly accounted for under the equity method: None

2.  Consolidated earning forecasts for FY2005
    (October 1, 2004 through September 30, 2005)

                                         Net Sales                       Ordinary Income                      Net Income
                             ---------------------------------- --------------------------------- ----------------------------------
                                      Millions of yen                    Millions of yen                   Millions of yen
Interim                                    2,920                               500                               580
Annual                                     6,480                             1,130                             1,210

(Reference) Forecasted net income per share for FY2005 (Annual): 117,841.84 yen

(Note) Earning forecasts are based upon information currently available to us. Earning forecasts involve a number of risks and uncertainties and actual results may materially differ from earning forecasts discussed herein. Investors should not base their investment decisions on these earning forecasts. For details of the earning forecasts please see P7.

1. INFORMATION ON THE PARENT AND CONSOLIDATED COMPANY

                                                                            Percentage of
                                         Capital                            voting rights
                                         (Million     Description of     -------------------
Name                       Address         yen)     principal business    Own (%)  Owned (%)     Relationship      Note
--------------------     -----------     --------   ------------------   --------  ---------   ---------------   --------


(Parent company)
                                                                                                 The Company
                                                                                              directors are not
                                                       Information                              directors of
                         Toshima-ku,     53,375     Technology service     --        81.9      Hikari Tsushin,   (Notes)
Hikari Tsushin, Inc.        Tokyo                        business                    (0.4)           Inc.         1, 2

(Consolidated
 company)
                                                                                                 Three of the
                                                                                                   Company
                                                         Internet                               directors are
                         Toshima-ku,                  advertising space                           directors of    (Note)
Cyber Joy, Inc.            Tokyo             10        sales business      100        --        Cyber Joy, Inc.      3

(Notes) 1  (0.4) means indirect shareholdings.
        2 Hikari Tsushin, Inc. ("Hikari Tsushin") files a Security Report to the Kanto Financial Bureau.
        3 Cyber Joy, Inc. ("Cyber Joy") does not file a Security Report to the Kanto Financial Bureau.

2.  MANAGEMENT POLICY

(1)  Basic management policy

     The Company's basic management policy is to provide a wide variety of IT functions by providing its core server business as well as commodity sales and media businesses. Unlike larger Japanese corporations, many of the Company's Japanese small and medium-sized enterprises ("SME") as the Company's target customers have little or no experience with using IT to improve operations. The Company aims to contribute to each stakeholder such as customers, venders, shareholders and the staffs by promoting IT.

(2)  Basic policy on the appropriation of earnings

     Earning appropriation to shareholders is a top-priority issue important objective of the Company. The Company aims to pay out earnings in the light of its results of operations, stock IT products and its financial condition, amongst other things, while increasing retained earnings in order to maximize shareholders' value.

(3)  Policy regarding reducing share trading unit

     While the Company recognizes that reducing share trading unit size is an effective practice, the method or time of such a reduction will be examined such as condition of aftermarket, cost for reducing share trading unit size and other methods.

(4)  Objective management index

     Sales amount of server business has been declining due to a decline in the number of DESKWING (DESKWING is service brand name of server business) subscribers, however, the Company has built up system of increasing net sales basis by commodity sales and media businesses. The Company aims to stabilize revenue from DESKWING, and boost profitability from commodity sales, media and other business.

(5)  Mid-long term business strategy

     The Company's vision is to become a "Total information technology partner for Japan's SMEs" by offering not only server business but also commodity sales and media business.

     Market of server business is comparatively maturation and the market size remains at stably. The Company needs to increase not only capture new subscribers but also keep low percentage of DESKWING subscriber cancellation if the Company needs to improve profitability from its business in the market. In order to decrease cancellation numbers, the Company will try to enhance the both of support system and service contents.

     In its commodity sales business, the company has quickly and unerringly offered hardware and software products to Hikari Tsushin group companies. In order to improve the Company's profitability, it will aim to enhance customer satisfaction by meeting customer needs, and develop relationships with sales agents to effectively market these products.

     In its media business, the Company focus on strengthening its products and services, and then enhance customer satisfaction. In order to satisfied customer needs, the Company will develop new web site partner and advertiser networks, and then it will treat well-stock with merchandise.

(6)  Corporate governance

     The Company understands that corporate governance is crucial for maintaining transparency of management and focuses its corporate governance systems on its directors and corporate auditors.

     The board of directors is acts to resolve matters stipulated in Japanese laws and other important operational matters, and to oversee the Company's operations. Regular meetings of the board of directors are held once a month and extraordinary meetings are held at other times as necessary. The Company believes its practice of having four corporate auditors, all from outside the Company, and three directors, helps to maintain a sound audit structure.

     The Company aims to convene regular meetings of the board of directors, and also improve compliance program for its future corporate governance.

     Corporate auditors and the Company hold no common interests.

                             [Corporate Flow Chart]

(7) Basic policy regarding relations with affiliates (e.g., parent company, etc)

     By utilizing the synergistic effects of working with its parent company, Hikari Tsushin and its group companies, the Company aims to promote efficient group management policies and share strategies among other group companies. The Company acts as the Hikari Tsushin group's leading IT business and will continue to design and develop IT products and services, and to use group synergies where appropriate. The Hikari Tsushin group has strong distribution channels to Japanese SMEs that may assist the Company to effectively market its products and services. In line with its policy of maintaining high standards for its human resources, the Company may employ workers who have been seconded from Hikari Tsushin or the Hikari Tsushin group.

(8)  Other important operational matters

     Establishment of subsidiary

     The Company decided to establish a wholly-owned subsidiary, Cyber Joy, Inc ("Cyber Joy") at the Board of Director meeting on September 26, 2003, and established Cyber Joy on October 1, 2003. The aim for establishment of Cyber Joy, Inc. is this; the Company has conducted internet advertising space business as part of its efforts to increase earnings by implementing new business, and Cyber Joy has been established improve the market of this business. Therefore the Company has started preparing consolidated financial statements since October 1, 2003 (FY2004).

     De-listing ADRs from Nasdaq and terminating ADR program.

     The economic environment in which the Company operates in general, and the Japanese economy in particular, has changed substantially since the Company publicly listed its shares in on the Nasdaq exchange in the United States. Since the Company listed on the Nasdaq exchange, it has shifted its focus from expansion to maintaining profitability. As announced in its press release of June 20, 2003, the Company's Board of Directors carefully considered the advantages and disadvantages of maintaining the Company's Nasdaq listing and its ADR program with the Bank of New York, including the fact that the Company has no current plan to expand its business into the United States, the significant costs associated with maintaining its Nasdaq listing and its ADR program with the Bank of New York. After consideration of these and other factors, the Company delisted from Nasdaq on November 24, 2003, and terminated its ADR program on the same date.

     Regarding settlement of U.S. Class Action

     A settlement has been approved by the Court in the consolidated class actions against the Company in the United States District Court for the Southern District of New York. After approved by the Court, the court docket sheet does not reveal that any notice of appeal have been filed, therefore the Class Action has been marked closed.

     In the process of the class action and the settlement is described as follows. On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against the Company, its CEO at the time, Hikari Tsushin and the underwriters. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company and the other defendants thereafter negotiated a settlement of all claims, subject to approval by the Court with the plaintiffs. A hearing was held by the Court on July 28, 2004, and there was no opposition to the settlement. The Order and Final Judgment, was signed by the judge following the hearing. On the morning of July 29, 2004 (Japan time), the Company received a copy of the signed Order and Final Judgment ending this action.

     Summary of the settlement contents are as follows. The defendants pay in full settlement of all class action claims the sum of US$9,000,000 (Crayfish pays US$6,625,000), which amount less expenses and plaintiffs' attorneys' fees will be paid to all persons who are members of the class as defined in the Order and Final Judgment. The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged the validity of any claims alleged by the plaintiffs; the plaintiffs have released the Company from all claims.

     The amount of allowance for settlement litigation is JPY782,081 thousand. The amount of settlement fund did not affect the Company's profitability, because of recording the amount on FY2003.

3.   BUSINESS OVERVIEW

(1)  Overview of operating results (From October 1, 2003 to September 30, 2004)

          In FY2004 (from October 1, 2003 to September 30, 2004), due to the increases in exports and corporate capital expenditures, companies profitability have been increasing. The trends in employment and personal consumption have also become positive. These conditions affected that stock market got out from under condition, for example; stock price index became increasing and Initial Public Offering became even more likely.

          Under those domestic economic conditions, the Company and other internet hosting companies have benefited from the proliferation of high-speed data delivery networks in Japan, such as ADSL and optical fiber, helping the internet industry to continuously and steadily develop. The Company estimates that prices will remain low due to increasingly fierce competition in the hosting and server industry.

          The Company aims to keep earnings stability by its server business, and also increasing profits by strengthening its commodity sales and media businesses. Overall conditions of each business are as follows.

          In the server business, the Company tried to control DESKWING subscriber cancellations, and keep earnings stability. Percentage of DESKWING cancellation was kept around two percent in FY2004, because the Company introduced several service plans that offer to subscribers different subscription prices, and introduced a special discount plan for subscribers who use DESKWING over an extended period. As a result, net sales from its server business in FY2004 were JPY1,106 million.

          In the commodity sales business, the Company has been emphasizing on not only marketing of its Resource Planning package (ERP), Virus Checker, PC-FAX software but also hardware (including computer peripheral units). The Company sells these products to Hikari Tsushin, Inc. ("Hikari Tsushin") affiliates, who then resell the products to consumers by using SME sales channel. Net sales from the Company's commodity sales business in FY2004 were JPY1,659 million.

          In the media business, the Company has tried to keep a number of its web site partners and advertiser networks with Cyber Joy, Inc. ("Cyber Joy"), a wholly owned subsidiary of the Company, since the beginning of FY2004. As a result, net sales from its media business in FY2004 were JPY483 million.

          Cyber Joy liaises closely with the Company's media business in providing its internet advertising space. Its net sales in FY2004 were JPY78 million.

          Consolidated operating results for FY2004 showed net sales of JPY3,304 million, operating income of JPY516 million, net income of JPY589 million.

          Non-consolidated operating results for FY2004 showed net sales of JPY3,293 million, an increase of 86.3%, operating income of JPY517 million, a decrease of 15.5%, net income of JPY591 million (FY2003 net loss was JPY232 million).

(2)  Financial condition for FY2004 (From October 1, 2003 to September 30, 2004)

          Management continued to focus on improving the Company's cash flow in FY2004, and cash balances were positive at the end of FY2004. While Japanese economy has begun to gradually recover, the Company has prudently maintained a high equity ratio. As a result, consolidated results at the end of FY2004 showed total assets of JPY3,331 million, liabilities of JPY603 million and shareholder's equity of JPY2,727 million. Cash balances remained positive in FY2004 due mainly to the stabilization of the Company's server business, and the increasing sales amount of the commodity sales and media businesses. Therefore, net cash provided by operating activities was JPY673 million, and net cash used in investing activities was JPY27 million in FY2004.

          Accordingly, cash and cash equivalents at the end of FY2004 was JPY2,587 million. Non-consolidated results at the end of FY2004 showed total assets of JPY3,332 million, liabilities of JPY602 million and shareholder's equity ratio was JPY2,729 million.

     [Trends of financial indices]

                                                   FY2001         FY2002          FY2003        FY2004
                                                   ------         ------          ------        ------
     Equity ratio                                  98.6%          98.9%            63.3%         81.9%
     Equity ratio based on market value            32.1%          48.5%           121.7%        348.3%
     Number of years for debt redemption             --             --               --            --
     Interest coverage ratio                         --             --               --            --

     Equity ratio: Shareholder's equity / Total assets

     Equity ratio based on market value: Total value of shares based on market value / Total assets

     Number of years for debt redemption: Interest-bearing debt / Net cash flows provided by operating activities

     Interest coverage ratio: Net cash flows provided by operating activities / Interest payment

     1. Trends of financial indices from FY2001 to FY2003 is based on non-consolidated financial data.

     2. Trends of financial index in FY2004 is based on consolidated financial data.

     3. The total value of shares based on market value is calculated by the price of share at the end of the period multiplied by the number of shares at the end of the period.

     4. Net cash flow provided by operating activities in non-consolidated financial statement is used in net cash flows provided by operating activities in the above calculation. Interest-bearing debt refers all the debts in the non-consolidated balance sheet that include interest payments as a liability. Interest refers to interest paid as stated in the non-consolidated cash flow statement.

     5. Number of yeas for debt redemption and interest coverage ratio are not stated because the Company does not have any interest-bearing debt or interest payments.

(3)  Business outlook for FY2005 (From October 1, 2004 to September 30, 2005)

          The Company aims to continuously provide various types of IT products and service to address the needs of Japanese SMEs. It also aims to increase its sales to Japanese SMEs by developing marketing channels to Japanese SMEs through its Hikari Tsushin affiliates. Overall conditions of each business are as follows.

          In the server business, the Company aims to increase customer satisfaction, stabilizing profitability of its business and declining cancellations by improving DESKWING service contents and by continuously introducing several service plans that offer different subscription prices to subscribers.

          In the commodity sales business, the Company will cover many types of IT product and service, which meet the market and customer needs. The Company aims to continuously increase profitability by wholesaling the products to mainly Hikari Tsushin affiliates.

          In the media business, the Company will focus on strengthening its products and services with Cyber Joy, in order to increase sales amount.

          From above considerations, the consolidated earning forecasts for the first six months of FY2005 show net sales of JPY2,920 million, ordinary income of JPY500 million, and net income of JPY580 million, while consolidated earning forecasts for annual FY2005 show net sales of JPY6,480 million, ordinary income of JPY1,130 million and net income of JPY1,210 million.

          The non-consolidated earning forecasts for the first six months of FY2005 show net sales of JPY1,450 million, ordinary income of JPY130 million, and net income of JPY210 million, while non-consolidated earning forecasts for annual FY2005 show net sales of JPY2,880 million, ordinary income of JPY230 million and net income of JPY310 million.

     - Consolidated earning forecasts for FY2005 (From October 1, 2004 to September 30, 2005)


                                         Net sales               Ordinary income            Net income
                                 -------------------------- ------------------------- -----------------------
                                     (Millions of yen)          (Millions of yen)        (Millions of yen)
       Interim                             2,920                       500                    580
       Annual                              6,480                     1,130                  1,210

     (Reference) Forecasted net income per share for FY2005 (Annual) 117,841.84 yen

     - Non-consolidated earning forecasts FY2005 (From October 1, 2004 to September 30, 2005)

                                         Net sales               Ordinary income            Net income
                                 -------------------------- ------------------------- -----------------------
                                     (Millions of yen)          (Millions of yen)        (Millions of yen)
       Interim                             1,450                       130                    210
       Annual                              2,880                       230                    310

     (Reference) Forecasted net income per share for FY2005 (Annual) 30,190.88 yen

     (Note) Earning forecasts are based upon information currently available to us. Earning forecasts involve a number of risks and uncertainties and our actual results could materially differ from earning forecasts discussed in this result of business operations. Investors should not make investment decision based upon these earning forecasts.

4.   SPECIAL DESCRIPTION CONCERNING THE BUSINESS OUTLINE, ETC.

          (In the Japanese original, this section is mentioned risk factors that have previously been reported by the Company in its most recent 20-F filling. The Risk Factors of the most recent 20-F filling is herein incorporated by reference.)

7.   Consolidated Financial Statements

(1)  Consolidated Balance Sheet


                                                              (Thousands of yen)
                                                --------------------------------
                                                      Consolidated FY2004
                                                   (As of September 30, 2004)
                                                --------------------------------
Accounts / Period                                      Amounts            Ratio
-----------------                               ------------------------ -------
                                                                            %
                   (Assets)

I       Current Assets
   1.   Cash on hand and in banks                             2,586,255
   2.   Accounts receivable-trade                               337,675
   3.   Securities                                              200,803
   4.   Inventories                                              36,190
   5.   Deferred tax assets                                      93,587
   6.   Others                                                    9,445
   7.   Allowance for doubtful accounts                          (5,401)
                                                              ---------
        Total current assets                                  3,258,555    97.8

II      Fixed Assets
   1.   Property and equipment   Note 1                          17,061     0.5
   2.   Intangible assets                                        28,966     0.9
   3.   Investment and others
        (1) Claims for bankruptcy                                49,344
        (2) Others                                                2,290
        (3) Allowance for doubtful accounts                     (24,672)
                                                              ---------
         Total investments and others                            26,962     0.8
                                                              ---------
         Total fixed assets                                      72,990     2.2
                                                              ---------
         Total assets                                         3,331,545   100.0
                                                              =========

                                                              (Thousands of yen)
                                              ----------------------------------
                                                      Consolidated FY2004
                                                   (As of September 30, 2004)
                                              ----------------------------------
Accounts / Period                                       Amounts            Ratio
-----------------                             -------------------------- -------
                                                                            %
                  (Liabilities)

I      Current Liabilities

   1.  Accounts payable-trade                                    538,715
   2.  Accounts payable-other                                     41,032
   3.  Income taxes payable                                        1,275
   4.  Consumption taxes payable                                   3,445
   5.  Accrued bonuses                                             7,113
   6.  Others                                                     12,365
                                                               ---------
       Total current liabilities                                 603,948    18.1
                                                               ---------
       Total liabilities                                         603,948    18.1
                                                               ---------

              (Shareholders' Equity)

I       Common stock    Note 2                                   566,685    17.0
II      Capital surplus                                          465,101    14.0
III     Earning surplus                                        1,695,810    50.9
                                                               ---------
        Total shareholders' equity                             2,727,596    81.9
                                                               ---------
        Total liabilities and shareholders'                    3,331,545   100.0
         equity                                                =========

(2)  Consolidated Statement of Income

                                                                        (Thousands of yen)
                                                          --------------------------------
                                                                Consolidated FY2004
                                                               (From October 1, 2003
                                                               To September 30, 2004)
                                                          --------------------------------
Accounts / Period                                                Amounts           Ratio
-----------------                                         ----------------------- --------
                                                                                     %
I        Net Sales                                                     3,304,594    100.0
II       Cost of Sales                                                 2,161,722     65.4
                                                                       ---------
         Gross profit                                                  1,142,871     34.6

III      Selling General and Administrative
           Expense

         1.   Sales commissions                           107,592
         2.   Provision for doubtful accounts              30,073
         3.   Directors' remunerations                     57,620
         4.   Salaries expenses                           161,864
         5.   Provision for bonuses                         7,113
         6.   Commissions paid                             78,575
         7.   Others                                      183,375        626,215     19.0
                                                          -------      ---------
              Operating income                                           516,656     15.6

IV      Non-Operating Income

        1.   Interest                                          68
        2.   Foreign currency exchange gain                   267
        3.   Interest on tax refund                           204
        4.   Miscellaneous income                              86            626      0.0
                                                          -------

 V      Non-Operating Expenses

        1.   Litigation costs                               8,991
        2.   Rent expenses                                  1,529
        3.   Miscellaneous losses                           1,196         11,717      0.3
                                                          -------       --------
        Ordinary income                                                  505,565     15.3

 VI     Special Gain

        1.   Reversal of allowance for doubtful                69
             accounts

        2.   Collections of accounts previously               584            653      0.0
             wrote-off                                    -------

VII     Special Losses

        1.   Losses on disposal of fixed assets Note 1      4,954
        2.   Bad debts loss                                 3,576          8,531       0.2
                                                          -------       --------
             Income before income taxes                                  497,687      15.1
             Corporate, inhabitants and enterprise taxes    1,280
             Income taxes-deferred                        (93,587)       (92,307)     (2.8)
                                                          -------       --------
             Net income                                                  589,994      17.9
                                                                        ========

(3)  Consolidated Statement of Retained Earnings

                                                                       (Thousands of yen)
                                                        ---------------------------------
                                                              Consolidated FY2004
                                                             (From October 1, 2003
                                                             To September 30, 2004)
                                                        ---------------------------------
Accounts / Period                                                    Amounts
-----------------                                       ---------------------------------
(Capital surplus)

I   Capital surplus at the beginning of the period                              465,101
                                                                              ---------
II  Capital surplus at the end of the period                                    465,101
                                                                              ---------
(Earning surplus)

I   Earnings surplus at the beginning of the period                           1,105,815

II  Increase in earning surplus

    Net income                                                  589,994         589,994
                                                                -------       ---------
III Earnings surplus at the end of period                                     1,695,810
                                                                              =========

(4) Consolidated Statement of Cash Flows

                                                                                    (Thousands of yen)


                                                                                    Consolidated FY2004
                                                                                  (From October 1, 2003
                                                                                 To September 30, 2004)
                                                                                  ---------------------
Accounts/Period                                                                            Amounts
---------------------------------------------------------------                   ---------------------
I  Cash flows from operating activities
      1.  Income before income taxes                                                           497,687
      2.  Depreciation and amortization                                                         16,137
      3.  Decrease in allowance for doubtful accounts                                          (28,534)
      4.  Decrease in accrued bonuses                                                           (2,005)
      5.  Interest and dividend                                                                    (68)
      6.  Loss on disposal of fixed assets                                                       4,954
      7.  Increase in accounts receivable-trade                                               (212,481)
      8.  Increase in inventories                                                              (33,825)
      9.  Increase in accounts payable                                                         403,653
     10.  Other                                                                                 28,616
                                                                                  --------------------
             Subtotal                                                                          674,133
     11.  Interest and dividend received                                                            83
     12.  Income taxes paid                                                                     (1,152)
                                                                                  --------------------
             Net cash provided by operating activities                                         673,064

II Cash flows from investing activities
      1.  Deposit in time deposit                                                             (400,000)
      2.  Refunds from time deposit                                                            400,000
      3.  Purchase of property and equipment                                                    (5,324)
      4.  Proceeds from sales of property and equipment                                            303
      5.  Purchase of intangible assets                                                        (22,300)
                                                                                  --------------------
            Net cash used in investing activities                                              (27,321)

III Financing cash flows                                                                           --

                                                                                  --------------------
IV  Net increase in cash and cash equivalents                                                  645,743
V   Cash and cash equivalents at the beginning of the period                                 1,931,315
VI  Net increase in cash and cash equivalents due to inclusion in
    consolidation                                                                               10,000
                                                                                  --------------------
VII  Cash and cash equivalents at the end of period             Note 1                       2,587,059
                                                                                  ====================


Significant consolidated accounting policy




                                                                       Consolidated FY2004
                                                                      (From October 1, 2003
  Accounts/Period                                                     To September 30, 2004)
------------------------------------------------          ----------------------------------------------------
1. Scope of consolidation                                 (1)  All subsidiaries are consolidated
                                                                 Number of subsidiaries: 1 company
                                                                 Name of consolidated company:
                                                                   Cyber Joy, Inc.


2. Applicability of the equity method                       Not applicable, because of no non-consolidated
                                                          and no affiliate companies.


3. Accounting period of consolidated                        Subsidiary's balance sheet date is the same as
    subsidiaries                                          the consolidated balance sheet.


4. Significant accounting policies                         (1)  Basis and methods of evaluation of assets.

                                                               a)  Securities:
                                                                    Other securities
                                                                      No market quotation
                                                                      The cost method based on average method.

                                                               b)  Inventories:
                                                                    Commodities
                                                                      The gross average method

                                                          (2)  Depreciation and amortization of fixed assets

                                                               a) Property and equipment:
                                                                     The declining balance method:
                                                                     Estimated useful lives are described as below:
                                                                       Building:      15 years
                                                                       Equipment:      3 to 8 years

                                                               b) Intangible fixed assets:
                                                                     Software used for the Company's operation
                                                                   is amortized on the straight-line method
                                                                   over the estimated useful life of 5 years.


                                                          (3) Basis for calculation of allowances

                                                               a)  Allowance for doubtful accounts:
                                                                     Allowance for doubtful accounts is
                                                                   provided based on past experience for
                                                                   normal receivables and on an estimate of
                                                                   the collectibility of receivables and on an
                                                                   estimate of the collectibility of
                                                                   receivables from companies in financial
                                                                   difficulties.


                                                               b)  Accrued for bonuses:

                                                                     Accrued bonuses are provided for the
                                                                   payment of employees' bonuses based on
                                                                   estimated amounts of future payments
                                                                   attributed to the current period.

                                                          (4) Others

                                                              Consolidated accounting for consumption taxes.
                                                              Consumption taxes are excluded from transaction amounts.


5. Evaluation for assets and liabilities of                     Evaluation for assets and liabilities of
   consolidated subsidiaries                                  consolidated subsidiaries is applied for the
                                                              current price of market value method.


6. Amortization of consolidation differences                    Consolidation differences are amortized on the
                                                              straight-line method over 5 years. If amounts are
                                                              not significant, consolidation differences are
                                                              amortized at one-final


7. Treatment for item of profit appropriation                   In the consolidated statement of retained
                                                              earnings, consolidated company's profit
                                                              appropriation is stated at amounts defined the
                                                              profit appropriation during the current period.


8. Cash and cash equivalents in consolidated                    Cash and cash equivalents in the statement of
    statements of cash flow                                   cash flows consist of cash on hand, bank deposits
                                                              which can be withdrawn on demand and short-term
                                                              investments which can easily be converted to cash
                                                              and subject to little risk of change in value and
                                                              with maturity within three months after
                                                              acquisition of the securities.


Notes to consolidated financial statements

   (For consolidated balance sheet)

                     Consolidated FY2004
                  (As of September 30, 2004)
--------------------------------------------------------------------
Note 1  Accumulated depreciation of property and equipment

                                        JPY57,440 thousand

Note 2 Number of shares authorized to be issued by the Company and total number of shares outstanding

            Number of shares authorized to be issued:  40,996 shares
            Number of shares outstanding:              10,268 shares

 (For consolidated statement of income)            (Thousands of yen)

                      Consolidated FY2004
                     (From October 1, 2003
                     To September 30, 2004)

Note 1  Loss on retirement of fixed assets is as follows

          Equipment                     JPY4,954
          ---------                     --------
           Total                        JPY4,954

   (For annual consolidated statement of cash flows)   (Thousands of yen)

                      Consolidated FY2004
                     (From October 1, 2003
                     To September 30, 2004)

Note 1 The following is the relation between cash and cash equivalents at the current period and the items listed in consolidated balance sheet.

                                              (As of September 30, 2004)
       Cash on hand and in banks                      JPY2,586,255

       Time deposits with maturity more
         than 3 months                                JPY(200,000)
       Securities                                      JPY200,803
                                                     ------------
       Cash and cash equivalents                     JPY2,587,059
                                                     ============

  (For lease transaction)

                      Consolidated FY2004
                     (From October 1, 2003
                     To September 30, 2004)

  There are no significant transactions to be disclosed.

   (For securities)

       Consolidated FY2004 (As of September 30, 2004)

         Carrying value of major securities whose fair values are not available.

                    Categories                         Carrying value
                    ----------                         --------------
Other securities
   Free Financial Funds                                JPY200,803 thousand

   (For derivative transaction)
      Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

        The Company does not engage in derivative transactions and, therefore, this item is not applicable.


   (Tax effect accounting)                    (Thousands of yen)

       Consolidated FY2004 (As of September 30, 2004)
--------------------------------------------------------------

 1 Significant components deferred tax assets and liabilities

   (Deferred tax assets)

    Net operating loss carried forwards          4,107,915

    Allowance for doubtful accounts                106,127

    Software                                        16,075

    Other                                            3,198
                                                ----------
   Subtotal deferred tax assets                  4,233,316

    Valuation allowance                         (4,139,729)
                                                ----------
    Total deferred tax assets                       93,587
                                                ==========

 2. The reconciliation between the effective tax rates reflected in the consolidated financial statements and statutory tax rate.

    Statutory tax rate                               42.0%

    Tax disallowance for entertainment expense        0.4%

    Amount of inhabitants tax                         0.2%

    Valuation allowance                             (60.7%)

    Other                                            (0.4%)

    Effective tax rates after adoption of tax-effect
    accounting                                      (18.5%)



   (Segment information)

   (Segment information in class of business)

      Consolidated FY2004 (From October 1, 2003 to September 30, 2004)



                                                                                                                  (Thousands of yen)

                                                                                                          Eliminated
                                      Server        Commodity        Media                                 or whole
                                     business         sales         business       Other       Total        company     Consolidated
--------------------------------     --------       ---------       --------       -----       -----       ---------    ------------
I Net sales and operating income
  or loss
      (1) Sales to third parties     1,106,592      1,659,405       483,995        54,600    3,304,594        --         3,304,594
      (2) Inter-group sales             --              --             --            --          --           --            --
                                    ----------      ---------       -------      ---------   ---------     --------      ---------
              Total                  1,106,592      1,659,405       483,995        54,600    3,304,594        --         3,304,594
                                    ----------      ---------       -------      ---------   ---------     --------      ---------
Operating expenses                     403,158      1,586,123       462,431        158,831   2,610,545       177,392     2,787,938
                                    ----------      ---------       -------      ---------   ---------     --------      ---------
Operating income (losses)              703,434         73,281        21,564      (104,231)     694,048     (177,392)       516,656
                                    ----------      ---------       -------      ---------   ---------     --------      ---------
II assets, depreciation and
capital expenditures
Assets                                  34,216        392,080        12,809         6,541      445,647    2,855,898      3,331,545
Depreciation                             5,213          7,616         1,627         1,125       15,583          553         16,137
Capital expenditures                       752         24,926           507         1,720       27,907        4,000         31,907
                                    ----------      ---------       -------      ---------   ---------    ----------     ---------

(Note) 1.   Classification of business segments

            The businesses segments are classified in consideration by similarity of series and market of goods.

       2.   Main product of each business segment


                  Business segment                           Main products / services
            ------------------------------ -----------------------------------------------------------
            Server business                Rental server (Core service DESKWING)

            Commodity sales business       PC hardware, peripheral equipment, planning of and sales of software

            Media business                 Sales of internet advertisement space

            Others                         Creating web and consulting


      3. Operating expenses in "Eliminated or whole company" (JPY177,392 thousand) represent the unallocable expenses incurred in the Company's administration department.

      4. Assets in "Eliminated or whole company" (JPY2,855,898 thousand) represent the Company's assets incurred in the Company's revenue for management of surplus funds (Cash and cash equivalents) and the Company's administration department.

(Geographical segment information)

     Geographical segment information in consolidated FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas subsidiaries or branches.

(Overseas net sales)

     Overseas net sales in consolidated FY2004 (From October 1, 2003 to September 30, 2004) is not stated because the Company has no overseas sales.

(Transactions with related parties)

     Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

          (1)  Parent company and main shareholder company

                                                                                                  Voting
                                                                 Capital                           right
                                                                (Millions                          ratio
Relation                             Name          Address       of yen)        Business          (Owned)
--------                             ----          -------       -------        --------          -------
Parent company                      Hikari        Toshima-       53,375        Information        (81.5%)
                                   Tsushin,          ku                        Technology
                                     Inc.           Tokyo                        service
                                                                                business

                                     Connection detail                                                            Balance at
                                 --------------------------                     Amount of                          the end
                                                 Connection      Content        transaction                       of period
                                 Interlocking        on            of           (Thousands                       (Thousands
Relation                           director       business        trade          of yen)         Accounts          of yen)
--------                         ------------    ----------      -------       ----------        --------        ----------
Parent company                        --             --         Payments         169,318          Account          11,177
                                                               of seconded                     payable-other
                                                                employee
                                                                salaries

                                                               Payments of         9,708          Account            781
                                                               house rents                     payable-other

                                                               Payments of         1,197            --               --
                                                                  rents



(Note) Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of period for taxable transaction.

(Transaction condition and decision policy)

     Policy and condition are made by both parties concerns under the agreement

(2)  Fellow companies

                                                                                                                 Voting
                                                                          Capital                                 right
                                                                         (Millions                                ratio
Relation                                   Name           Address         of yen)           Business             (Owned)
--------                                 ---------       --------        ---------       -------------           -------
Subsidiary of the parent company         IE Group,       Toshima-          1,822            Sales of               --
                                           Inc.             ku                               office
                                                           Tokyo                           automation
                                                                                           equipment

Subsidiary of the parent company           First         Toshima-           10              Sales of               --
                                          Charge,           ku                              internet
                                           Inc.            Tokyo                         advertisement
                                                                                             space

                                                                                                                      Balance at
                                           Connection detail                            Amount of                       the end
                                     -----------------------------        Content      transaction                     of period
                                     Interlocking      Connection           of          (Thousands                    (Thousands
Relation                               director        on business         trade         of yen)        Accounts        of yen)
--------                             ------------      -----------        -------      -----------      --------      ----------
Subsidiary of the parent company          --               --             Selling        1,383,393       Account        236,573
                                                                          office                        payable-
                                                                        automation                        other
                                                                         equipment

Subsidiary of the parent company          --               --          Advertisement       365,717       Account           387
                                                                         business                       payable-
                                                                                                          other


(Note) Above transaction amounts are exclusive of consumption tax, however consumption tax is included in balance at the end of period for taxable transaction.

(Transaction condition and decision policy)

     Policy and condition is made by both parties concerns under the agreement

(Amounts per share)

                                                           Consolidated FY2004
                                                          (From October 1, 2003
                                                          To September 30, 2004)
                                                          ---------------------
Net assets per share                                          JPY265,640.53
Net income per share                                           JPY57,459.55
Net income share-diluted                                                 --

     2. Net income per share-basic for consolidated FY2004 is calculated based on the following figures.


                                                       Consolidated FY2004
                                                      (From October 1, 2003
Items                                                 To September 30, 2004)
-----                                                 ---------------------
Net income (Thousands of yen)                               589,994
Amount not attributable to common stock                          --
 (Thousands of yen)

Net income attributable to common stock                     589,994
 (Thousands of yen)

Average number of shares
 outstanding during the period                               10,268
 (Share)

 Information of diluted shares, which                 (Unsecured bonds with subscription rights)
is not included in calculation of interim             The 3rd unsecured bonds
net income per share for the                          (with subscription rights)
current period due to no dilutive effect.             (Issued on September 27, 1999)

                                                       Outstanding amounts of
                                                      subscription rights
                                                               JPY1,687,500 thousand

                                                       Issue price and amount to be credited
                                                      to common stock account per share of
                                                      the issuing stock by the exercise of
                                                      subscription rights.

                                                               Issue price: JPY1,033,520.30

                                                       Amount to be credited to common
                                                      stock account per share:
                                                               JPY516,760.15

(Significant subsequent events)

   Consolidated FY2004 (From October 1, 2003 to September 30, 2004)

     The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

          1. Reasons for purchasing shares

                The Company belongs to Hikari Tsushin Group that Hikari Tsushin internet business consolidates under the Company. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.

                The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

          2. Corporate profiles

              1) Company name: Five Any, Inc.

              2) Representative: Tomoya Hirota

              3) Registration date: October 2000

              4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

              5) Main business: a) Delivering mobile advertising business

                                b) Sales of mobile adverting space business

                                c) Mobile marketing research business

              6) Year-end: March 31

              7) Number of employees: 72 employees, including temporary
                 employees (As of the end of May, 2004)

              8) Amount of capital: JPY1,041 million (As of March 31, 2004)

              9) Major shareholder: Hikari Tsushin, Inc. 100%

             10) Relation: To market the Company's media business

                           To belong Hikari Tsushin Group

             11) Financial information:



                                                                            (Millions of yen)

                                         FY2003                                 FY2004
                                    (From April 1, 2002                    (From April 1, 2003
Accounts/Periods                     To March 31, 2003)                     To March 31, 2004)
--------------------------           ------------------                     ------------------
Total assets                              1,792                                  1,892

Net sales                                 4,106                                  7,110

Ordinary income                             283                                     18

Net income                                  320                                     73



     1)  Company name: First Charge, Inc.

     2)  Representative: Toshinori Yoshioka

     3)  Registration date: July 2001

     4)  Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

     5)  Main business: Treating and consulting internet advertisement space

     6)  Year-end: March 31

     7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)

     8)  Amount of capital: JPY10 million (As of March 31, 2004)

     9)  Major shareholder: Hikari Tsushin, Inc. 100%

     10) Relation: To market with the Company's media business

            To belong Hikari Tsushin Group

     11) Financial information:


                                                                       (Millions of yen)

                                          FY2003                            FY2004
                                    (From April 1, 2002               (From April 1, 2003
Accounts/Periods                     To March 31, 2003)                To March 31, 2004)
--------------------------           ------------------                ------------------
Total assets                              852                               1,729

Net sales                                 675                               1,891

Ordinary income                           374                                 904

Net income                                201                                 505


3. Outline of purchasing shares

   1) Five Any, Inc.

      a) Number of overtaking shares: 19,788 shares

      b) Investment ratio after purchased: 95%

      c) Amount of purchasing shares: To be decided

      d) Method of raising funds: Own fund

      e) Payment method: All amount transfers direct deposit in a month from devolved date

      f) Purchasing target date: Before the end of the year

      g) Purchase from: Hikari Tsushin, Inc.

   2) First Charge, Inc.

      a) Number of overtaking shares: 190 shares

      b) Investment ratio after purchased: 95%

      c) Amount of purchasing shares: To be decided

      d) Method of raising funds: Own fund

      e) Payment method: All amount transfers direct deposit in a month from devolved date

      f) Purchasing target date: Before the end of the year

      g) Purchase from: Hikari Tsushin, Inc.

4. Planning date for purchasing the Company's shares

   1) Five Any, Inc.: Before the end of the year

   2) First Charge, Inc.: Before the end of the year

5. Impact to future performance business

     Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

                              [English Translation]

[Note: This English translation of the "FY2004 Annual Financial Results (Non-consolidated)" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]

               FY2004 Annual Financial Results (Non-consolidated)

                                                               November 15, 2004
Company Name: Crayfish Co., Ltd.             Stock Exchange Listing: Tokyo Stock
Exchange (Mothers)
Code Number 4747 (URL http://www.crayfish.co.jp)  Location of Head Office: Tokyo
Representative:  Representative Director and President   Shimamura Masaaki
Contact Person:  Director and Chief Financial Officer    Kazuhiro Tamura
                                                               TEL (03)5954-7555
Meeting of Board of Directors for Approval of Annual FY2004 Financial Results:
November 15, 2004
Adoption of Interim Dividends Policy: Yes
Date of ordinary shareholders' meeting: December 22, 2004
                                              Adoption of Unit Shares Policy: No

1. Result of FY2004 annual period (October 1, 2003 to September 30, 2004)

(1) Operating results

                                  (Amounts in these financial statements are rounded down to the nearest unit)

                               Net Sales                   Operating Income                Ordinary Income
                        -----------------------         -----------------------        -----------------------
                        Millions of yen      %          Millions of yen     %          Millions of yen     %
                        ---------------   -----         ---------------   -----        ---------------   -----
FY2004                      3,293          86.3               517         -15.5               507        -14.7
FY2003                      1,768         -39.9               611         -59.4               594        -58.9

                                             Net Income      Net Income    Net Income (Loss)  Ordinary Income      Ordinary
                                             (Loss) per      Per Share     to Shareholders'      to Total       Income to Net
                     Net Income (Loss)       Share-Basic     - Diluted       Equity Ratio      Assets Ratio      Sales Ratio
                     -----------------       -----------     ---------       ------------     ---------------   -------------

                    Millions of yen   %          Yen            Yen              %                  %                %
                    ---------------  ---     ----------         ---             ----               ----             ----
FY2004                   591          --      57,626.48          --             24.3               15.2             15.4
FY2003                  (232)         --     (22,612.17)         --             (2.5)               5.9             33.6

(Note) 1. Average number of shares issued and outstanding in each period (Consolidated): FY2004 10,268 shares FY2003 10,264 shares
       2. Change in accounting policy: None
       3. For net sales, operating income, ordinary income and net income, percentages indicate changes from previous period.

(2) Dividends

                                 Annual Dividend per Share                                         Ratio of Dividends
                           -----------------------------------     Total Amount       Dividend       to Shareholders'
                                       Interim        Year-end       (Annual)       Payout Ratio         Equity
                                       -------        --------     ------------     ------------   ------------------
                           yen           yen             yen      Millions of yen        %                 %
                           ---           ---             ---      ---------------       ---               ---
FY 2004                     0             0                0           --                --               --
FY 2003                     0             0                0           --                --               --

(3) Financial Position

                                              (Amounts in these financial statements are rounded down to the nearest unit)

                                                                             Shareholders' Equity     Shareholders' Equity
                              Total Assets          Shareholders' Equity            Ratio                  per Share
                              ------------          --------------------            -----                  ---------
                             Millions of yen          Millions of yen                 %                       yen
                             ---------------          ---------------                ----                     ---
FY2004                            3,332                    2,729                     81.9                  265,807.47
FY2003                            3,129                    2,137                     68.3                  208,180.98

(Note) 1. Number of shares issued and outstanding at the end of each period:
FY2004 10,268 shares  FY2003 10,268 shares

       2. Number of treasury stock at the end of each period: FY2004 0 share FY2003 0 share

(4) Cash Flows

                                                                 (Amounts less than one million yen are omitted)

                                                                                                   Cash and Cash
                            Operating Cash Flows   Investing Cash Flows  Financing Cash Flows       Equivalents
                            --------------------   --------------------  --------------------      -------------
                               Millions of yen       Millions of yen       Millions of yen        Millions of yen
                               ---------------       ---------------       ---------------        ---------------
FY2004                                --                    --                      --                   --
FY2003                              (219)                  109                 (14,371)                1,931

(Note) FY2004 is not stated, because of introduction of consolidated FY2004 financial results.

2. Non-consolidated Earning Forecasts for FY2005 (October 1, 2004 through September 30, 2005)

                                                                                        Annual dividends per share
                                                                                    ---------------------------------
                       Net Sales         Ordinary Income        Net Income          Interim      Year-end
                    ---------------      ---------------      ---------------       -------      --------
                    Millions of yen      Millions of yen      Millions of yen         yen           yen          yen
                    ---------------      ---------------      ---------------        -----         -----        -----
Interim                 1,450                  130                  210              0   0            --           --
Annual                  2,880                  230                  310                 --         0   0        0   0

(Reference) Forecasted net income per share for FY 2005: JPY30,190.88

(Note) Earning forecasts are based upon information currently available to us. Earning forecasts involve a number of risks and uncertainties and actual results may materially differ from earning forecasts discussed herein. Investors should not base their investment decisions on these earning forecasts. For details of the earning forecasts please see P7.

3.   Annual Financial Statements

     (1)  Annual Balance Sheets

                                                                                                  (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                  Periods              FY2003                         FY2004
                                             (As of September 30, 2003)     (As of September 30, 2004)     Increase
                                            ----------------------------   ----------------------------      and
Accounts                                         Amounts          Ratio         Amounts          Ratio     decrease
-----------------------------------------   ------------------   -------   -----------------    -------   ----------
                                                                    %                              %
                (Assets)
I    Current Assets
      1. Cash on hand in banks                       1,930,519                      2,577,180
      2. Accounts receivable-trade     N2              125,194                        337,558
      3. Securities                                    200,795                        200,803
      4. Inventories                                     2,365                         36,190
      5. Advances paid                                  25,580                             --
      6. Prepaid expense                                 4,557                          4,816
      7. Deferred tax assets                                --                         93,587
      8. Accounts receivable-others                     18,738                          4,211
      9. Official credit deposit       N3              782,081                             --
     10. Others                                            663                            342
     11. Allowance for doubtful
         accounts                                       (9,264)                        (5,401)
                                                     ---------                      ---------
         Total current assets                        3,081,232     98.5             3,249,289     97.5    168,056
II   Fixed Assets
      1. Tangible fixed assets
         (1) Property                        3,062                          4,062
             Accumulated
             depreciation                      614       2,447                997       3,064
                                           -------                        -------
         (2) Equipment                      92,981                         70,440
             Accumulated
             depreciation                   68,261      24,719             56,443      13,996
                                           -------   ---------            -------   ---------
         Total tangible assets                          27,166      0.9                17,061      0.5    (10,105)
      2. Intangible assets
         (1) Software                                    7,148                         23,766
         (2) Software in-progress                           --                          4,000
         (3) Telephone rights                            1,200                          1,200
                                                     ---------                      ---------
         Total intangible assets                         8,348      0.2                28,966      0.9     20,617
      3. Investments and others
         (1) Investment securities                           1                              1
         (2) Investment in subsidiary  N4               10,000                         10,000
         (3) Claims for bankruptcy                     260,820                         49,344
         (4) Guaranty deposits                           2,289                          2,289
         (5) Allowance for doubtful
             accounts                                 (260,820)                       (24,672)
                                                     ---------                      ---------
         Total investments and
         others                                         12,290      0.4                36,962      1.1     24,672
                                                     ---------                      ---------
         Total fixed assets                             47,806      1.5                82,990      2.5     35,184
                                                     ---------                      ---------
         Total assets                                3,129,038    100.0             3,332,279    100.0    203,240
                                                     =========                      =========

                                                                                                  (Thousands of yen)
--------------------------------------------------------------------------------------------------------------------
                                                       FY2003                         FY2004
                                             (As of September 30, 2003)     (As of September 30, 2004)     Increase
                                            ----------------------------   ----------------------------      and
Accounts / Periods                               Amounts          Ratio         Amounts          Ratio     decrease
-----------------------------------------   ------------------   -------   -----------------    -------   ----------
                                                                    %                              %
             (Liabilities)
I    Current Liabilities
      1. Accounts payable trade                        135,062                        538,715
      2. Accounts payable-others                        44,270                         41,032
      3. Accrued expenses                                8,864                            737
      4. Income taxes payable                            1,191                          1,205
      5. Consumption taxes payable                          --                          2,907
      6. Advance received                                1,261                          1,626
      7. Deposit received                                1,143                          1,280
      8. Accrued bonuses                                 9,119                          7,025
      9. Allowance for settlement
         litigation                                    782,081                             --
     10. Warrant                                         8,437                          8,437
     11. Others                                              5                             --
                                                     ---------                      ---------
         Total current liabilities                     991,436     31.7               602,968     18.1    (388,467)
                                                     ---------                      ---------
         Total liabilities                             991,436     31.7               602,968     18.1    (388,467)
                                                     ---------                      ---------
       (Shareholders' Equity)
I    Common Stock                    N1,5              566,685     18.1               566,685     17.0
II   Capital Surplus
      1. Additional paid-in capital  N5                465,101                        465,101
                                                     ---------                      ---------
         Total capital surplus                         465,101     14.9               465,101     14.0
III  Earning Surplus
      1. Retained earning                            1,105,815                      1,697,524
                                                     ---------                      ---------
         Total earning surplus                       1,105,815     35.3             1,697,524     50.9
                                                     ---------                      ---------
         Total shareholders' equity                  2,137,602     68.3             2,729,311     81.9     591,708
                                                     ---------                      ---------
         Total liabilities and
         shareholders' equity                        3,129,038    100.0             3,332,279    100.0     203,240
                                                     =========                      =========

(2)  Statement of Loss / Income

                                                                                                         (Thousands of yen)
---------------------------------------------------------------------------------------------------------------------------
                                                         FY2003                            FY2004
                                                 (From October 1, 2002             (From October 1, 2003
                                                 To September 30, 2003)            To September 30, 2004)        Increase
                                            -------------------------------   --------------------------------      and
Accounts / Periods                                 Amounts          Ratio         Amounts               Ratio     decrease
-----------------------------------------   ---------------------   -------   ----------------------   -------   ----------
                                                                      %                                   %
I    Net Sales
      1. Server                             1,436,536                          1,106,702
      2. Commodity sales                      199,300                          1,659,405
      3. Media                                123,830                            473,111
      4. Other                                  8,496   1,768,165    100.0        54,605   3,293,824    100.0    1,525,659
                                            ---------                          ---------
II   Cost of Sales
      1. Server                               432,766                            335,426
      2. Cost of commodity sales              130,144                          1,456,728
      3. Media                                 86,709                            321,323
      4. Other                                     --     649,620     36.7        38,020   2,151,499     65.3    1,501,879
                                            ---------   ---------              ---------   ---------
         Gross profit                                   1,118,544     63.3                 1,142,325     34.7       23,780
III  Selling, General and
     Administrative Expense
      1. Sales commissions                         --                            122,576
      2. Advertisement                          3,595                             22,495
      3. Bad debts expenses                     4,221                              7,170
      4. Provision for doubtful
         accounts                                 919                             30,073
      5. Directors' remunerations              60,551                             55,340
      6. Salaries expenses                    131,248                            153,827
      7. Legal welfare costs                   19,864                             20,939
      8. Bonuses                                5,003                              5,511
      9. Provision for bonuses                  9,119                              7,025
     10. Travelling and
         transportation expenses                2,303                              5,070
     11. Commissions paid                     118,237                             77,998
     12. Rent expenses                         17,493                              8,675
     13. Depreciation                          22,554                             10,899
     14. Research and development
         costs                         N2         500                                 --
     15. Other                                111,694     507,307     28.7        96,729     624,334     19.0      117,027
                                            ---------   ---------              ---------   ---------
         Operating income                                 611,237     34.6                   517,991     15.7      (93,246)

                                                                                                        (Thousands of yen)


                                                       FY2003                            FY2004
                                              (From October 1, 2002              (From October 1, 2003             Increase
                                              To September 30, 2003)             To September 30, 2004)               and
Accounts / Periods                                    Amounts          Ratio           Amounts           Ratio    decrease
------------------                            ---------------------    -----    ---------------------    -----    --------
                                                                         %                                 %
IV   Non-operating Income
     1. Interest                                   340                                59
     2. Securities interest                         10                                 9
     3. Foreign currency exchange gain             235                               267
     4. Financial guide costs                   12,924                                --
     5. Interest on tax refund                      --                               204
     6. Miscellaneous income                     4,078      17,588       1.0          86         626       0.0     (16,961)
                                               -------                           -------
V    Non-operating Expenses
     1. Provision for bad debts                    320                                --
     2. Depreciation                             5,249                                --
     3. Litigation costs                        23,907                             8,991
     4. Costs for special dividend
         in connection with capital
         reduction                               4,412                                --
     5. Rent expenses                    N1         --                             1,529
     6. Miscellaneous losses                       158      34,048       2.0         887      11,408       0.3     (22,640)
                                               -------   ---------               -------     -------
        Ordinary income                                    594,778      33.6                 507,209      15.4     (87,568)
VI   Special Gain
     1. Profit on disposal of fixed
         assets                          N3     14,017                                --
     2. Reversal of allowance for
         doubtful accounts                       1,713                                69
     3. Collections of accounts
         previously wrote-off                   11,201      26,932       1.5         584         653       0.0     (26,278)
                                               -------                           -------
VII  Special Losses
     1. Loss on sale of fixed assets     N4      4,417                                --
     2. Loss on retirement of fixed
         assets                          N5     47,811                             4,954
     3. Head-office moving expense              18,303                                --
     4. Provision for settlement of
         litigation                            782,081                                --
     5. Bad debt                                    --     852,614      48.2       3,576       8,531       0.2    (844,082)
                                               -------   ---------               -------   ---------
        (Loss) Income before income
         taxes                                            (230,903)    -13.0                 499,331      15.2     730,235
        Corporate, inhabitants and
         enterprise taxes                                    1,210                 1,210
        Income taxes-deferred                                   --       0.1     (93,587)    (92,377)     -2.8          --
                                                         ---------                         ---------
        Net (loss) income                                 (232,113)    -13.1                 591,708      18.0     823,822
        Retained earning at the
         beginning of the period                         1,337,929                         1,105,815
                                                         ---------                         ---------
        Retained earning at the end of
         the period                                      1,105,815                         1,697,524
                                                         =========                         =========

(3) Annual statement of Cash Flows

                                                                              (Thousands of yen)


                                                                                 FY2003
                                                                           From October 1, 2002
                                                                          To September 30, 2003
Accounts / Period                                                                Amounts
-----------------                                                         ---------------------
I   Cash flows from operating activities
      1.  Loss before income taxes                                              (230,903)
      2.  Depreciation and amortization                                           29,063
      3.  Amortization for security                                                  997
      4.  Decrease in allowance for doubtful accounts                               (787)
      5.  Increase in accrued bonuses                                              2,104
      6.  Increase in allowance for litigation settlement                        782,081
      7.  Interest and dividend                                                     (340)
      8.  Gain on sales of property and equipment                                (14,017)
      9.  Loss on sales of property and equipment                                  4,417
     10.  Loss on disposals of property and equipment                             47,811
     11.  Increase in accounts receivable-trade                                 (102,295)
     12.  Increase in official credit deposit                                   (782,081)
     13.  Decrease in account receivable-trade                                    42,909
     14.  Increase in other assets                                               (10,859)
     15.  Increase in accounts payable                                            86,137
     16.  Decrease in other liabilities                                          (70,501)
                                                                             -----------
             Subtotal                                                           (216,263)
     17.  Interest and dividend received                                             362
     18.  Income taxes paid                                                       (3,292)
                                                                             -----------
          Net cash used in operating activities                                 (219,193)

II  Cash flows from investing activities
      1.  Deposit in time deposit                                               (200,000)
      2.  Refunds from time deposit                                              200,000
      3.  Purchase of property and equipment                                      (4,006)
      4.  Proceeds from sales of property and equipment                           97,545
      5.  Purchase of subsidiaries securities                                    (10,000)
      6.  Proceeds from other investment                                          26,094
                                                                             -----------
          Net cash provided by investing activities                              109,633

III Cash flows from financing activities
      1.  Proceeds from issuance of new shares                                     4,000
      2.  Payment for special dividend in connection with
           Capital reduction                                                 (14,375,200)
                                                                             -----------
          Net cash provided by financing activities                          (14,371,200)
                                                                             -----------
IV  Net decrease in cash and cash equivalents                                (14,480,760)
V   Cash and cash equivalents at the beginning of the period                  16,412,076
                                                                             -----------
VI  Cash and cash equivalents at the end of the period                         1,931,315
                                                                             ===========

(Note) FY2004 (From October 1, 2003 to September 30, 2004) is not stated, because of introduction of consolidated FY2004 financial results.

(4) Statement of Retained Earnings

                                                                                    (Thousands of yen)


                                                          FY2003                        FY2004
                                                  (From October 1, 2002          (From October 1, 2003
                                                  To September 30, 2003)         To September 30, 2004)
                                                  ---------------------          ---------------------
Accounts / Periods                                        Amounts                      Amounts
------------------                                       ---------                    ---------
I    Retained earning                                    1,105,815                    1,697,524
II   Appropriation of retained earning                          --                           --
III  Retained earning brought forward
      to the next fiscal year                            1,105,815                    1,697,524

Significant Accounting Policies

                                                            FY2003                                            FY2004
                                                    (From October 1, 2002                             (From October 1, 2003
Accounts / Periods                                  To September 30, 2003)                            To September 30, 2004)
------------------------------------   -----------------------------------------------   -----------------------------------------
1. Basis and methods of valuation of   (1) Subsidiary shares                             (1) Subsidiary shares
   securities                                 Cost method based on average method               Same as left

                                       (2) Other securities                              (2) Other securities
                                              No market quotation                               No market quotation
                                                 Cost method based on average method               Same as left

2. Basis and methods of valuation of   (1) Product                                       (1) Product
   inventory assets                           Cost method based on average method               Same as left

3. Depreciation and amortization of    (1) Property and equipment:                       (1) Property and equipment:
   fixed assets                               Declining balance method                          Declining balance method
                                              The estimated useful lives are described          The estimated useful lives are
                                              as follows:                                    described as follows:
                                           Building                        15 years          Building                     15 years
                                           Property and equipment      3 to 8 years          Property and equipment   3 to 8 years
                                           Used asset is not included

                                       (2) Intangible fixed assets:                      (2) Intangible fixed assets:
                                              Software used for the Company's
                                           operation is amortized on the straight-line          Same as left
                                           method over the estimated useful life of
                                           5 years.

4. Basis for calculation of            (1) Allowance for doubtful accounts               (1) Allowance for doubtful accounts
   allowances                                 Allowance for doubtful accounts is
                                           provided based on past experience for                Same as left
                                           normal receivables and on an estimate of
                                           the collectibility of receivables and on an
                                           estimate of the collectibility of
                                           receivables from companies in financial
                                           difficulties.

                                       (2) Accrued bonuses                               (2) Accrued bonuses
                                              Accrued bonuses are provided for the
                                           payment of employees' bonuses based on               Same as left
                                           estimated amounts of future payments
                                           attributed to the current period.

                                              (Additional information)                                  ---------
                                                 The period referred for bonus payment
                                              has been changed in the current period.
                                              As a result, operating income, ordinary
                                              income and net income are less accounted
                                              for JPY4,559 thousand, compared with
                                              when the existing bonuses payment
                                              period.

                                       (3) Allowance for settlement                                    ---------
                                              The Company has recorded the amount it
                                           expects to pay for settlement of the class
                                           action related to the Company's US public
                                           listing on US Nasdaq.

                                              (Additional information)
                                                 The plaintiffs in the above action
                                              had sought damages, costs and expenses
                                              of an unspecified amount. The settlement
                                              agreement with the Plaintiffs on June 6,
                                              2003 permits the Company to reasonably
                                              estimate the cost to settle and bring to
                                              an end the litigation and, accordingly,
                                              the Company recorded a settlement
                                              allowance amount pursuant to the content
                                              of the settlement agreement for the
                                              current interim financial accounting
                                              period.

                                                            FY2003                                            FY2004
                                                    (From October 1, 2002                             (From October 1, 2003
Accounts / Periods                                  To September 30, 2003)                            To September 30, 2004)
------------------------------------   -----------------------------------------------   -----------------------------------------
5. Cash and cash equivalents              Cash on hand, bank deposit at any time,
   in statement of cash flow           and short-term investment with low-risk and                     ---------
                                       with maturity within three months after
                                       acquisition.

6. Others                              (1) Accounting for consumption taxes              (1) Accounting for consumption taxes
                                              Consumption taxes are excluded from               Same as left
                                           transaction amounts.

                                      (2) Accounting for Treasury Stock and
                                          reversal of Additional Paid-in Capital
                                          and Legal Reserve, etc.
                                             Since the current period, the Company                     ---------
                                          has adopted "Accounting Standard for
                                          Treasury Stock and Reversal of Additional
                                          Paid-in Capital and Legal Reserve, etc"
                                          (Statement of Accounting Board of Japan No.1
                                          issued on Feb. 21, 2002). There is no effect
                                          on gain and loss due to this adoption.

                                             The capital section of annual balance
                                          sheets, based on the revision of the balance
                                          sheet rules.

                                      (3) Accounting Standard for net income per
                                          share.
                                             Since the current period, the Company                     ---------
                                          has adopted "Accounting Standard for Net
                                          Income per share" (Statement of Accounting
                                          Standard Board of Japan No.2, issued on
                                          Sept. 25, 2002) and "The Guidance for
                                          Implementation of the Accounting Standard
                                          for Net Income per Share" (The guidance for
                                          implementation of statement of Accounting
                                          Standard Board of Japan No.4, issued on
                                          Sept. 25, 2002). There is no effect on per
                                          share information of FY 2002 resulting from
                                          the adoption of those rules.


Change in presentation of financial statements

                             FY2003                                                             FY2004
                     (From October 1, 2002                                              (From October 1, 2003
                     To September 30, 2003)                                             To September 30, 2004)
---------------------------------------------------------------    ---------------------------------------------------------------
(Balance Sheet)                                                    (Statement of Operation)
   "Supplies", was stated separately in current assets in          1. The Company had previously described its e-mail hosting
previous fiscal year, is stated with "Others" in the current          service offering under the name "DESKWING" as Hosting
fiscal year, because its importance became low.                       Business, however, in the fiscal year ending September
   "Supplies" for current fiscal year is JPY 18 thousand.             30, 2004 the description has changed to Server Business.

(Statement of Operation)                                           2. Commission fee became larger than 5/100 of the total amount
   "Sales consigned commission" was stated separately in              of Selling General and administrative Expense, it is
Selling, General and Administrative Expense in previous fiscal        disclosed separately from selling, general expense.
year, is stated with "Others" in the current fiscal year, because     Previous fiscal year was JPY24,627, which was included in
the ration of total amount in Selling, General and Administrative     selling, general and administrative expense.
Expense became low.
   "Sales consigned commission" for current fiscal year is JPY     3. Interest on refund became larger than 10/100 of the total
71 thousand.                                                          amount of non-operating income, it is disclosed separately from selling, general expense. Previous fiscal year was
                                                                      JPY757 thousand, which was included in miscellaneous income.

Notes to financial statements
   (For balance sheets)

                            FY2003                                                         FY2004
                  (As of September 30, 2003)                                     (As of September 30, 2004)
--------------------------------------------------------------- -------------------------------------------------------------
N1 Number of shares authorized to be issued by the Company      N1 Number of shares authorized to be issued by the Company
 and total number of shares outstanding.                         and total number of shares outstanding.
Number of shares authorized to be issued (Normal share):        Number of shares authorized to be issued (Normal share):
 40,996 shares                                                   40,996 shares
Number of shares outstanding (Normal share): 10,268 shares      Number of shares outstanding (Normal share): 10,268 shares

N3  Assets and liabilities for affiliates                                                ---------
   Accounts receivable-trade:  JPY83,327 thousand

N4  JPY782,081 thousand is on deposit in an escrow account                               ---------
  pursuant to the settlement of the US class action related
  to the Company's public offering on the US NASDAQ.

N5  JPY10,000 thousand is a payment of subscription money for                            ---------
  a subsidiary, Cyber Joy Inc., established on October 1, 2003.

N6  Special dividend in connection with capital reduction                                ---------
     Special dividend in connection with Capital reduction
effective September 9, 2003 was resolved at the shareholders meeting on July 31, 2003, and the dividend was paid on
September 30, 2003.
          Decrease in capital         JPY7,495,640 thousand
     Decrease in capital reserve      JPY6,879,560 thousand
     ------------------------------------------------------
   Total amount of reduced capital   JPY14,375,200 thousand

   (For statements of operation)

                            FY2003                                                         FY2004
                    (From October 1, 2002                                          (From October 1, 2003
                    To September 30, 2003)                                         To September 30, 2004)
--------------------------------------------------------------- -------------------------------------------------------------
                            ---------                           N1 Each accounts included in related company is as follows.
                                                                            Rent fee      JPY1,197 thousand

N2 Research and development cost included in administrative                              ---------
  expenses.
                                               JPY500 thousand

N3 Gain on sales of fixed assets is as follows.                                          ---------
                                 Equipment: JPY14,017 thousand

N4 Losses on sale of fixed assets is as follows.
                    Equipment:      JPY3,935 thousand
                    Telephone rights: JPY482 thousand                                    ---------
             ---------------------------------------------
                    Total:          JPY4,417 thousand

N5 Losses on disposal of fixed assets is as follows.            N5 Loss on disposal of fixed assets is as follows.
             Buildings                   JPY4,766 thousand
             Equipment                  JPY37,397 thousand           Equipment                              JPY4,954 thousand
                                                                -------------------------------------------------------------
             Software                    JPY4,628 thousand             Total                                JPY4,954 thousand
             Telephone rights            JPY1,019 thousand
             ---------------------------------------------
             Total                      JPY47,811 thousand

   (For statement of cash flows)

                           FY2003                                                         FY2004
                      From October 1, 2002                                           From October 1, 2003
                     To September 30, 2003                                          To September 30, 2004
--------------------------------------------------------------- -------------------------------------------------------------
  The following is the relation between cash and cash                                    ---------
equivalents at the end of the year and the items listed in
balance sheets

       Cash on hand and in banks                 1,930,519
       Time deposits with maturity more
         than 3 months                           (200,000)
       Securities                                  200,795
       ---------------------------------- -----------------
       Cash and cash equivalents                 1,931,315
       ================================== =================

      Annual FY2004 (From October 1, 2003 to September 30, 2004) is stated in notes to consolidated financial statements for nine months period.

   (For lease transaction)

                           FY2003                                                         FY2004
                      From October 1, 2002                                           From October 1, 2003
                     To September 30, 2003                                          To September 30, 2004
--------------------------------------------------------------- -------------------------------------------------------------
  There are no significant transactions to be disclosed                                 Same as left


   (For securities)

       FY2003 (As of September 30, 2003)

          Carrying value of major securities whose fair values are not available

                Category                              Carrying value
----------------------------------------- ----------------------------------------
Other securities
   Free financial funds                                   JPY200,795 thousand

    FY2004 (As of September 30, 2004)

        There is no investment in subsidiaries with market value.

        Annual FY2004 (From October 1, 2003 to September 30, 2004) is stated in note to consolidated financial statements.

   (For derivative transaction)

        FY2003 (From October 1, 2002 to September 30, 2003)

        The Company does not engage in derivative transactions and, therefor, this item is not applicable.

        FY2004 (From October 1, 2003 to September 30, 2004) is not stated because of preparing consolidated annual FY2004 financial statements.

   (Tax effect accounting)

             FY2003 (As of September 30, 2003)                        FY2004 (As of September 30, 2004)
 -------------------------------------------------------   ---------------------------------------------------------
   1. Significant components of deferred tax assets and    1. Significant components of deferred tax assets and
      liabilities                                             liabilities
    (Deferred tax assets)                                  (Deferred tax assets)
                                        (Thousands of yen)                                                   (Thousands of yen)
      Net operating loss carried forward     3,971,292
      Allowance for doubtful accounts          109,978        Net operating loss carried forward                 4,107,915
      Depreciation expense                      15,239        Allowance for doubtful accounts                      106,127
      Software                                  24,113        Software                                              16,075
      Allowance for settlement liabilities     328,865        Others                                                 3,158
      Others                                     3,544                                                        ------------
                                          ------------        Subtotal deferred tax assets                       4,233,277
      Subtotal deferred tax assets           4,453,032        Valuation allowance                               (4,139,690)
      Valuation allowance                   (4,453,032)                                                       ------------
                                          ------------        Total deferred tax assets                             93,587
      Total deferred tax assets                     --                                                        ============

   2. The reconciliation between the effective tax         2. The reconciliation between the effective tax rates
      rates reflected in the consolidated financial           reflected in the consolidated financial statements and statutory tax
      statements and statutory tax rate.                      rate.

      Description hereto is omitted due fiscal year 2003.

                                                              Statutory tax rate                                42.0%
                                                              Tax disallowance for entertainment expense         0.4%
                                                              Amount of inhabitants tax                          0.2%
                                                              Valuation allowance                              (60.7%)
                                                              Other                                             (0.4%)
                                                              Effective tax rates after adoption of tax-effect
                                                               accounting                                      (18.5%)

   3. Statutory tax rate used in the calculation of                             ------------------
      non-current deferred tax assets and liabilities is
      changed from 42.05% to 40.69, due to "Law of
      amending parts of Local tax" amended at March 31,
      2003.


    (Income and loss in equity method)

       FY2003 (From October 1, 2002 to September 30, 2003)

        Not applicable

       FY2004 (From October 1, 2003 to September 30, 2004) is not stated, because of preparing consolidated annual FY2004 financial statements.



(Trade with related parties)

FY2003 (From October 1, 2002 To September 30, 2003)

   (1) Parent company and main shareholder company

                                                                                                                          Balance at
                                 Capital               Voting                                         Amount of           the end of
 Relation    Name     Address   (Millions              right                                        transaction             period
                                 of yen)  Business     ratio      Connection detail     Content of   (Thousand   Accounts  (Thousand
                                                      (owned)  ------------------------    trade       of yen)              of yen)
                                                               Interlocking  Connection
                                                                 director   on business
------------------------------------------------------------------------------------------------------------------------------------
  Parent   Hikari    Toshima-ku  53,294  Information  (81.5%)   1 person       --       Payment of                account
  Company  Tsushin,    Tokyo             Technology                                      seconded     81,155     payable-    13,684
           Inc.                            Service                                       employee                  other
                                          business                                       salaries

                                                                                        Payment of
                                                                                       headquarter     4,703        --         --
                                                                                        relocation
                                                                                           cost

Note: Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of period for taxable transaction.

  (Transaction condition and decision policy)

      Policy and condition are made by both parties concerns under the agreement

(2) Fellow subsidiary

                                                                                                                        Balance at
                                 Capital   Business  Voting                             Content    Amount of   Accounts  the end of
 Relation    Name     Address   (Millions            right                             of trade   transaction              period
                                   of                ratio       Connection detail              (Thousands yen)        (Thousand of
                                  yen)              (owned)    ----------------------                                      yen)
                                                               Interlocking Connection
                                                                director       on
                                                                             business
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary IE Group, Toshima-ku   1,822    Sales of      --         --          --     Sales                  Accounts
 of parent    Inc.     Tokjyo               office                                     of          139,843    receivable  49,694
  company                                 automation                                   Software                -trade
                                           equipment

Subsidiary Business  Toshima-ku    10        Other       --      2 persons      --     Consulting  12,924        --         --
 of parent Partner,    Tokjyo              business                                      fee
  company     K.K.


Note: Above transaction amounts are exclusive of consumption tax, however, consumption tax is included in balance at the end of period for taxable transaction.


     FY2004 (From October 1, 2003 to September 30, 2004) is not stated because of preparing consolidated annual FY2004 financial statements.


  (Amounts per share)

                                                          FY2003                                       FY2004
                                                  (From October 1, 2002                         (From October 1, 2003
                                                  To September 30, 2003)                        To September 30, 2004)
--------------------------------------- -----------------------------------------       --------------------------------------
Net assets per share                                        JPY208,180.98                             JPY265,807.47
Net (loss) income per share - basic                         JPY(22,612.17)                             JPY57,626.48
Net income per share - diluted                                       ----                                      ----

                                                Since the current year, the Company
                                                has adopted "Accounting Standard for Net
                                                Income per Share" (Statement of
                                                Accounting Standard Board of Japan No.2,
                                                issued on Sept. 25, 2002) and "The
                                                Guidance for Implementation of the
                                                Accounting Standard for Net Income per
                                                Share" (The guidance for implementation
                                                of statement of Accounting Standard Board
                                                of Japan No.4, issued on Sept. 25, 2002).
                                                There is no effect on per share
                                                information of the current period and
                                                FY2002 by the adoption of both rules.

(Note) 1. Net income per share-diluted is not stated in FY2003, because net loss was recorded in annual FY2003. Moreover, diluted shares is not dilutive effect in FY2004, therefor FY2004 is not stated

       2. Net income per share - basic for the current year is calculated using the following base.

                                                           FY2003                                    FY2004
                  Item                             (From October 1, 2002                      (From October 1, 2003
                                                   To September 30, 2003)                     To September 30, 2004)
 ----------------------------------------------------------------------------------------------------------------------------
   Current net income (loss)    (JPY                      (232,113)                                    591,708
   thousand)

   Amount not attributable to common
   stock                                                        --                                         --
                      (JPY thousand)

   Net income (loss) attributable to
   common stock                                           (232,113)                                    591,708
   (JPY thousand)

   Average number of shares
   outstanding during the                                   10,264                                     10,268
   year                        (share)

                                         (Stock Option)
                                            Resolution at Extraordinary
                                          Shareholders' Meeting on May 31, 2000
                                          Amounts Paid: JPY 3,000 thousand
 Information of diluted shares,           (unsecured bonds with subscription
  which is not included in                rights)                                                   Same as left
  calculation of net income per share     The 3rd unsecured bonds
  - diluted for the current year due      (with stock warrants)
  to no dilutive effect.                  Face amount: JPY1,687,000 thousand

                                          These outlines are stated on "4.
                                          CORPORATE INFORMATION, 1. Information
                                          of shares, 2. Acquisition of treasury
                                          stock."

   (Significant subsequent events)

         FY2004 (From October 1, 2003 to September 30, 2004)

            Not applicable

         FY2004 (From October 1, 2003 to September 30, 2004)

         The Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

        1. Reasons for purchasing shares

              The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.

              The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

        2. Corporate profiles
           1) Company name: Five Any, Inc.
           2) Representative: Tomoya Hirota
           3) Registration date: October 2000
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

           5) Main business: a) Delivering mobile advertising business
                             b) Sales of mobile adverting space business
                             c) Mobile marketing research business
           6) Year-end: March 31
           7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY1,041 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market the Company's media business
                 To belong Hikari Tsushin Group

           11) Financial information:
                                                               (Millions of yen)

                  Periods                 FY2003                                 FY2004
                                    (From April 1, 2002                    (From April 1, 2003
Accounts                             To March 31, 2003)                     To March 31, 2004)
========================== ====================================== ======================================
Total assets                                1,792                                  1,892
Net sales                                   4,106                                  7,110
Ordinary income                               283                                     18
Net income                                    320                                     73

           1) Company name: First Charge, Inc.
           2) Representative: Toshinori Yoshioka
           3) Registration date: July 2001
           4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
           5) Main business: Treating and consulting internet advertisement space
           6) Year-end: March 31
           7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
           8) Amount of capital: JPY10 million (As of March 31, 2004)
           9) Major shareholder: Hikari Tsushin, Inc. 100%
           10) Relation: To market with the Company's media business
                      To belong Hikari Tsushin Group
           11) financial information:

                                                               (Millions of yen)

                  Periods                 FY2003                                 FY2004
                                    (From April 1, 2002                    (From April 1, 2003
Accounts                             To March 31, 2003)                     To March 31, 2004)
========================== ====================================== ======================================
Total assets                                 852                                  1,729
Net sales                                    675                                  1,891
Ordinary income                              374                                    904
Net income                                   201                                    505


     3. Outline of purchasing shares
        1) Five Any, Inc.
           a) Number of overtaking shares: 19,788 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

        2) First Charge, Inc.
           a) Number of overtaking shares: 190 shares
           b) Investment ratio after purchased: 95%
           c) Amount of purchasing shares: To be decided
           d) Method of raising funds: Own fund
           e) Payment method: All amount transfers direct deposit in a month from devolved date
           f) Purchasing target date: Before the end of the year
           g) Purchase from: Hikari Tsushin, Inc.

     4. Planning date for purchasing the Company's shares
        1) Five Any, Inc.: Before the end of the year
        2) First Charge, Inc.: Before the end of the year

     5. Impact to future performance business
           Consolidated Earning Forecasts for FY2005 is included the both performance of Five Any and First Charge.

  (Change in directors)
      (1) Change in representative directors
          Not applicable

      (2) Change in other directors
           a) Nomination of new directors
              Chairman of director       Takeshi Tamamura (Present position:
                                         Representative Director, President
                                         and COO at Hikari Tsushin, Inc.)

              Director                   Tomoya Hirota (Present position:
                                         Representative Director, President at
                                         Five Any, Inc.)
              Director Kou Gidou (Present position: Director and CAO at Hikari Tsushin, Inc.)

           b) Retiring directors
              Director and CFO         Kazuhiro Tamura
              Director                 Kazuhiko Muraki

           c) Nomination of new auditors
              Not applicable

           d) Retiring auditors
              Not applicable

        Planning date for nomination and retirement
           After closing the 9th Annual meeting of shareholders which will hold on December 22, 2004.

                     PURCHASE OF UN-LISTED COMPANIES SHARES

   Tokyo/New York, November 15, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that the Crayfish's board of director's meeting held on November 15, 2004 approved to purchase the both of Five Any, Inc (Toshima-ku, Tokyo: unlisted company) and First Charge, Inc. (Toshima-ku, Tokyo: unlisted company) shares from Hikari Tsushin, Inc. (Toshima-ku, Tokyo: TSE code: 9435). As result, the both of Five Any, Inc. and First Charge, Inc. became a subsidiary of Crayfish.

1. Reasons for purchasing shares
  The Company belongs to Hikari Tsushin Group that Hikari Tsushin's internet businesses are consolidated into the Company group. This management strategy improves the value of the Company and Hikari Tsushin Grope companies. Therefore, the Company decided to purchase the both share of Five Any and First Charge.
  The aim of this purchasing shares, the Company builds operating base on the internet business and increases its profitability. Moreover, Five Any and First Charge continue to market their business, and the Company advances total internet corporation.

2. Corporate profiles
   1) Company name: Five Any, Inc.
   2) Representative: Tomoya Hirota
   3) Registration date: October 2000
   4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo

   5) Main business: a) Delivering mobile advertising business
                     b) Sales of mobile adverting space business
                     c) Mobile marketing research business
   6) Year-end: March 31
   7) Number of employees: 72 employees, including temporary employees (As of the end of May, 2004)
   8) Amount of capital: JPY1,041 million (As of March 31, 2004)
   9) Major shareholder: Hikari Tsushin, Inc. 100%
   10) Relation: To market the Company's media business
            To belong Hikari Tsushin Group
   11) Financial information:
                                                               (Millions of yen)

                                          FY2003                             FY2004
                                   (From April 1, 2002                 (From April 1, 2003
Accounts / Periods                  To March 31, 2003)                  To March 31, 2004)
-------------------------      -------------------------        -----------------------------------
Total assets                              1,792                                  1,892
Net sales                                 4,106                                  7,110
Ordinary income                             283                                     18
Net income                                  320                                     73

  1) Company name: First Charge, Inc.
  2) Representative: Toshinori Yoshioka
  3) Registration date: July 2001
  4) Address: Minami-Ikebukuro 1-16-15, Toshima-ku, Tokyo
  5) Main business: Treating and consulting internet advertisement space

  6) Year-end: March 31
  7) Number of employees: 24 employees, including temporary employees (As of the end of May, 2004)
  8) Amount of capital: JPY10 million (As of March 31, 2004)
  9) Major shareholder: Hikari Tsushin, Inc. 100%
  10) Relation: To market with the Company's media business
            To belong Hikari Tsushin Group
  11) Financial information:
                                                               (Millions of yen)

                                          FY2003                              FY2004
                                    (From April 1, 2002                  (From April 1, 2003
Accounts / Periods                   To March 31, 2003)                   To March 31, 2004)
--------------------------        -------------------------        -------------------------------
Total assets                              852                                  1,729
Net sales                                 675                                  1,891
Ordinary income                           374                                    904
Net income                                201                                    505


3. Outline of purchasing shares
   1) Five Any, Inc.
      a) Number of overtaking shares: 19,788 shares
      b) Investment ratio after purchased: 95%
      c) Amount of purchasing shares: To be decided
      d) Method of raising funds: Own fund
      e) Payment method: All amount transfers direct deposit in a month from devolved date
      f) Purchasing target date: Before the end of the year
      g) Purchase from: Hikari Tsushin, Inc.

   2) First Charge, Inc.
      a) Number of overtaking shares: 190 shares
      b) Investment ratio after purchased: 95%
      c) Amount of purchasing shares: To be decided
      d) Method of raising funds: Own fund
      e) Payment method: All amount transfers direct deposit in a month from devolved date
      f) Purchasing target date: Before the end of the year
      g) Purchase from: Hikari Tsushin, Inc.

4. Planning date for purchasing the Company's shares
   1) Five Any, Inc.: Before the end of the year
   2) First Charge, Inc.: Before the end of the year

5. Impact to future performance business
   Consolidated Earning Forecasts for FY2005 is included the both financial performance of Five Any and First Charge.

For corporate information in Japan:
           Investor Relations Department
           +81-3-5951-7192
           ir@crayfish.co.jp

                        CRAYFISH NOMINATES NEW DIRECTORS

Tokyo/New York, November 15, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-sized enterprises in Japan, announced today that its board of directors has nominated three new directors and retired two directors. These proposed nominations and retirements are subject to shareholder approval at the Company's ordinary shareholders' meeting scheduled for December 22, 2004.

1. Reasons for nominating and re-nominating new directors
   The Company will increase the number of directors and restructuring its board of directors for the purpose of facilitating and strengthening its management. Tamamura will be Director-general, Hirota and Gidoh will be director.

2. Director candidates
   All three incumbent directors will reach the termination of their director terms effective with the calculation of the 9th Annual Shareholder's Meeting. They will be succeeded by the four directors candidate names are as follows.

1) Nominating new directors

            New position                       Name                                          Current position
-------------------------------------- --------------------- --------------- -------------------------------------------------
 Representative director, President    Masaaki Shimamura      (Re-nominate)  Crayfish Co., Ltd.
    and Chief Executive Officer                                              Representative director, President and Chief
                                                                             Executive Officer
          Director-general             Takeshi Tamamura           (New)      Hikari Tsushin, Inc.
                                                                             Representative director, President and COO
                                                                             Five Any, Inc.
               Director                Tomoya Hirota              (New)      Representative director, President and Chief
                                                                             Executive Officer
               Director                Koh Gidoh                  (New)      Hikari Tsushin, Inc
                                                                             Representative director, President and CAO

  Below two directors will retire from their current position at the end of the 9th Annual Shareholder Meeting, because of terminating their director term.

  2)  Retiring Directors

         Name                                       Current position
----------------------- ----------- -------------------------------------------------
Kazuhiro Tamura          (Retire)   Crayfish Co., Ltd.
                                    Director and Chief Financial Officer
Kazuhiko Muraki          (Retire)   Crayfish Co., Ltd.
                                    Director


For corporate information in Japan:
           Investor Relations Department
           +81-3-5951-7192
           ir@crayfish.co.jp

                   TRANSFER TO ANOTHER INDEPENDENT ACCOUNTANTS


   Tokyo/New York, November 15, 2004 - Crayfish Co., Ltd. (MOTHERS: 4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-sized enterprises in Japan, announced today that announced today the change of its independent accountants under Article 193-2 Section 1 of the Securities Act of Japan.

1. Transfer reasons
   The Company currently engages BDO Sanyu & Co. to act as the Company's joint corporate accountants. The Company belongs to Hikari Tsushin, Inc (TSE: cord
9435) group engages KPMG AZSA & Co., therefore the Company's corporate accountants shall be changed to KPMG AZSA & Co. The aim of changing is for unifying the group accounts and audits. This transfer is not due to any problems relating to its auditing of the Company.

2. New independent accountants

Name of independent accounts:                KPMG AZSA & Co.
Address of independent accounts:             AZUSA Center Building, 1-2 Tsukudo-cho, Shinjuku, Tokyo
Representative and Engagement Partner:       Not yet determined

3. Exiting independent accountants

Name of independent accounts:                BDO Sanyu & Co.
Address of independent accounts:             STEC Bldg., 22nd Floor, 1-24-1 Nishi-shinjuku, Shinjuku-ku, Tokyo
Representative and Engagement Partner:       Certified Public Accountant: Jyun Sugita
                                             Certified Public Accountant: Yoshinori Kawano

4. Transfer planning date: After closing the 9th Annual Shareholder Meeting, which will be held on 22 December, 2004.


For corporate information in Japan:
           Investor Relations Department
           +81-3-5951-7192
           ir@crayfish.co.jp